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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                              on August 29, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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In the Matter of                                          INTERIM CERTIFICATE

Conectiv and Subsidiaries                                          OF

File No. 70-9655                                              NOTIFICATION

(Public Utility Holding Company
Act of 1935)                                              PURSUANT TO RULE 24
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This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated June 29, 2000 (the "Order") in the above- referenced file. This certificate reports transactions for the period from April 1, 2001 through June 30, 2001. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

         Pursuant to the Order, Conectiv Energy Holding Company ("CEH") was authorized to borrow up to an aggregate $750 million directly from Conectiv or through the Conectiv System Money Pool ("Money Pool"), less any amounts borrowed directly from Conectiv by its subsidiaries. Also pursuant to the Order, Conectiv Delmarva Generation, Inc. ("CDG") was authorized to borrow up to $150 million and ACE REIT, Inc. ("ACE REIT") and Conectiv Atlantic Generation, Inc. ("CAG") were authorized to borrow up to $100 million. Pursuant to the order of the Commission dated June 7, 2001 in File No. 70-9095 (the "Financing File"), such authorizations were superceded by authorizations granted in the Financing File. Borrowings by CEH, CDG, ACE REIT and CAG from Conectiv or the Conectiv System Money Pool are now reported in the Certificate of Notification for the Financing File.

The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.




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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                           Conectiv
                                           ACE REIT, Inc
                                           Atlantic City Electric Company
                                           Conectiv Atlantic Generation, L.L.C.
                                           Conectiv Delmarva Generation, Inc.
                                           Conectiv Energy Holding Company
                                           Delmarva Power & Light Company


August 29, 2001                            /s/ Philip S. Reese
                                           -------------------
                                           Philip S. Reese
                                           Vice President and Treasurer